FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 12, 2012	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Assistant General Manager

Item 1
[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2011

For Six-month Period:	From April 1, 2011 through September 30, 2011

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra
Group Compliance Officer and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India

Personal Name or Corporate Name
of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of
Attorney-in-Fact:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Takako Nakamura, Attorney-at-Law
Jun Ishii, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-5894

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2011 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 77.64), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs. 1 = ¥ 1.66 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 1, 2011.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ended March 31 of such year. For example, "fiscal 2012" refers to the year commenced on April 1, 2011 and ending at March 31, 2012.

4.	Where figures in tables in this document have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION		1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1.	Trends in Major Business Indices, etc.	2

	2.	Nature of Business	8

	3.	State of Affiliated Companies	9

	4.	State of Employees	9

III.	STATEMENT OF BUSINESS		10

	1.	Outline of Results of Operations, etc.	10

	2.	State of Production, Orders Accepted and Sales	10

	3.	Problems to be Coped with	10

	4.	Risks in Business, etc.	10

	5.	Material Contracts Relating to Management, etc.	10

	6.	Research and Development Activities	10

	7.	Analysis of Financial Condition, Operating Results and
		Statement of Cash Flows	10

IV.	STATEMENT OF FACILITIES		26

	1.	State of Major Facilities	26

	2.	Plan for Installation, Retirement, etc. of Facilities	26

V.	STATEMENT OF FILING COMPANY		27

	1.	State of Shares, etc.	27

(1)	Total Number of Shares, etc.	27

	(i) Total Number of Shares	27

	(ii) Issued Shares	27

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc.
	with Moving Strike Clause	28

(3)	Total Number of Issued Shares and Capital Stock	28

(4)	Major Shareholders	28

	2.	Trends in Stock Prices	30

	3.	Statement of Directors and Officers	31

VI.	FINANCIAL CONDITION		32

	1.	Interim Financial Statements	32

	2.	Other Information	34

(1)	Legal and Regulatory Proceedings	34

(2)	Subsequent Events	37

	3.	Major Differences between United States and
		Japanese Accounting Principles and Practices	37

	4.	Major Differences between Indian and
		Japanese Accounting Principles and Practices	39

VII.	TRENDS IN FOREIGN EXCHANGE RATES		44

VIII.	REFERENCE INFORMATION OF FILING COMPANY		45

PART II.	INFORMATION ON GUARANTY COMPANY

	OF FILING COMPANY, ETC.		46
I.	INFORMATION ON GUARANTY COMPANY		46

II.	INFORMATION ON COMPANIES OTHER THAN
	GUARANTY COMPANY		46

III.	INFORMATION ON BUSINESS INDICES, ETC.		46

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2011 for fiscal 2011.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2009	March 31, 2011	March 31, 2011	March 31, 2010
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 15,776.14	JPY 26,188.39	Rs. 12,121.64	Rs. 13,790.38	Rs. 25,974.05	JPY 43,116.92	Rs. 25,706.93
	a) Interest/discount on advances/bills	10,315.87	17,124.34	7,727.70	9,579.59	16,424.78	27,265.13	17,372.73
	b) Income on investments	4,596.01	7,629.38	3,574.68	3,204.09	7,905.19	13,122.62	6,466.35
	c) Interest on balances with the Reserve Bank of India and other inter-bank funds	229.10	380.31	180.36	386.40	366.77	608.84	624.99
	d) Others	635.16	1,054.37	638.90	620.30	1,277.31	2,120.33	1,242.86
2.	Other income	3,382.44	5,614.85	3,258.44	3,913.67	6,647.90	11,035.51	7,477.65
3.	TOTAL INCOME (1)+(2)	19,158.58	31,803.24	15,380.08	17,704.05	32,621.95	54,152.44	33,184.58
4.	Interest expended	10,858.78	18,025.57	7,926.21	9,769.05	16,957.15	28,148.87	17,592.57
5.	Operating expenses (e)+(f)+(g)	3,712.02	6,161.95	3,053.86	2,970.55	6,617.25	10,984.64	5,859.83
	e) Employee cost	1,575.55	2,615.41	1,199.85	916.07	2,816.94	4,676.12	1,925.79
	f) Direct marketing expenses	69.84	115.93	71.29	48.40	157.03	260.67	125.48
	g) Other operating expenses	2,066.63	3,430.61	1,782.72	2,006.08	3,643.28	6,047.84	3,808.56
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	14,570.80	24,187.53	10,980.07	12,739.60	23,574.40	39,133.50	23,452.40
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	4,587.78	7,615.71	4,400.01	4,964.45	9,047.55	15,018.93	9,732.18
8.	Provisions (other than tax) and contingencies	772.65	1,282.60	1,438.96	2,394.95	2,286.84	3,796.15	4,386.86
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	3,815.13	6,333.12	2,961.05	2,569.50	6,760.71	11,222.78	5,345.32
11.	Tax expense (h)+(i)	979.74	1,626.37	698.80	651.15	1,609.33	2,671.49	1,320.34
	h) Current period tax	1,071.51	1,778.71	1,010.20	795.34	2,141.11	3,554.24	1,600.78
	i) Deferred tax adjustment	(91.77)	(152.34)	(311.40)	(144.19)	(531.78)	(882.75)	(280.44)
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	2,835.39	4,706.75	2,262.25	1,918.35	5,151.38	8,551.29	4,024.98
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	2,835.39	4,706.75	2,262.25	1,918.35	5,151.38	8,551.29	4,024.98
15.	Paid-up equity share capital (face value Rs. 10/-)	1,152.47	1,913.10	1,150.83	1,113.60	1,151.82	1,912.02	1,114.89

16.	Reserves excluding revaluation reserves	57,448.45	95,364.43	52,824.02	50,144.66	53,938.83	89,538.46	50,503.48
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..	..	..
	ii) Capital adequacy ratio	18.99%	..	20.23%	17.69%	19.54%	..	19.41%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	24.61	40.85	20.11	17.23	45.27	75.15	36.14
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	24.51	40.69	20.03	17.17	45.06	74.80	35.99
18.	Non-performing assets ratio 1
	i) Gross non-performing advances (net of write-off)	10,021.25	16,635.28	10,141.16	9,200.89	10,034.26	16,656.87	9,480.65
	ii) Net non-performing advances	2,183.77	3,625.06	3,145.23	4,499.05	2,407.36	3,996.22	3,841.11
	iii) % of gross non-performing advances (net of write-off) to gross advances	4.14%	..	5.03%	4.69%	4.47%	..	5.06%
	iv) % of net non-performing advances to net advances	0.93%	..	1.62%	2.36%	1.11%	..	2.12%
19.	Return on assets (annualized)	1.36%	..	1.23%	1.06%	1.35%	..	1.13%
20.	Public shareholding
	i) No. of shares	1,152,412,079	..	1,147,919,537	1,113,564,145	1,151,772,372	..	1,114,845,314
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.
At September 30, 2011, the percentage of gross non-performing customer assets to gross customer assets was 3.52% and net non-performing customer assets to net customer assets was 0.80%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2009	March 31, 2011	March 31, 2011	March 31, 2010
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
A	Retail Banking	Rs. 9,535.25	JPY 15,828.52	Rs. 7,771.56	Rs. 9,433.26	Rs. 15,973.49	JPY 26,515.99	Rs. 17,724.41
B	Wholesale Banking	11,988.72	19,901.28	8,840.07	10,635.16	19,323.27	32,076.63	19,254.13
C	Treasury	14,244.38	23,645.67	11,116.14	13,767.01	23,744.18	39,415.34	24,797.80
D	Other Banking	135.52	224.96	204.48	239.12	430.31	714.31	437.57
	Total segment revenue	35,903.87	59,600.42	27,932.25	34,074.55	59,471.25	98,722.28	62,213.91
	Less: Inter segment revenue	16,745.29	27,797.18	12,552.17	16,370.50	26,849.30	44,569.84	29,029.33
	Income from operations	19,158.58	31,803.24	15,380.08	17,704.05	32,621.95	54,152.44	33,184.58
2.	Segmental results (i.e. Profit before tax)
A	Retail Banking	21.46	35.62	(334.07)	(759.22)	(514.19)	(853.56)	(1,333.51)
B	Wholesale Banking	2,800.81	4,649.34	2,140.52	1,525.63	4,899.70	8,133.50	3,645.10
C	Treasury	982.17	1,630.40	1,087.12	1,697.70	2,200.70	3,653.16	2,788.64
D	Other Banking	10.69	17.75	67.48	105.39	174.50	289.67	245.09
	Total segment results	3,815.13	6,333.12	2,961.05	2,569.50	6,760.71	11,222.78	5,345.32
	Unallocated expenses	--	--	--	--	--	--	--
	Profit before tax	3,815.13	6,333.12	2,961.05	2,569.50	6,760.71	11,222.78	5,345.32
3.	Capital employed (i.e. Segment assets – Segment liabilities)
A	Retail Banking	(98,663.37)	(163,781.19)	(72,171.99)	(36,027.33)	(87,448.42)	(145,164.38)	(44,905.31)
B	Wholesale Banking	88,891.70	147,560.22	45,168.68	32,727.46	80,539.62	133,695.77	26,929.31
C	Treasury	61,675.92	102,382.03	74,327.81	48,520.41	54,883.25	91,106.20	63,238.40
D	Other Banking	1,224.37	2,032.45	724.74	606.56	963.00	1,598.58	470.63
E	Unallocated	5,473.62	9,086.21	5,925.61	5,431.16	6,153.49	10,214.79	5,885.34

	Total	Rs. 58,602.24	JPY 97,279.72	Rs. 53,974.85	Rs. 51,258.26	Rs. 55,090.94	JPY 91,450.96	Rs. 51,618.37

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

3.
The provision coverage ratio of the Bank at September 30, 2011, computed as per the RBI circular dated December 1, 2009, is 78.2% (June 30, 2011: 76.9%; March 31, 2011: 76.0%; September 30, 2010: 69.0%).

4.
In accordance with the clarification issued by Insurance Regulatory and Development Authority (IRDA) dated December 27, 2010 stating that the surplus arising on the non-participating policyholders’ funds (non-par funds) may be recognized in the profit and loss account on a quarterly basis instead of only at financial year-end, ICICI Prudential Life Insurance Company (ICICI Life) transfers the surplus on the non-par funds in the profit and loss account on a quarterly basis with effect from the three months ended December 31, 2010 (Q3-2011). Accordingly, the net loss after tax of ICICI Life of 100.99 crore for the six months ended September 30, 2010 (H1-2011) does not include the surplus on the non-par funds of 488.88 crore and the net profit after tax of 14.90 crore for the three months ended September 30, 2010 (Q2-2011) does not include the surplus on the non-par funds of 254.17 crore, which was transferred to the profit and loss account in Q3-2011.

5.	During the three months ended September 30, 2011, the Bank has allotted 282,658 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors' complaints/grievances for the three months ended September 30, 2011:

Opening	Additions	Disposals	Closing balance
balance
2	11	13	0

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 31, 2011.
9.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

Overview of the Indian Financial Sector

Policy Announcements

The Reserve Bank of India in its second quarter review for fiscal 2012, announced on October 25, 2011, increased the repo rate by 25 basis points from 8.25% to 8.50%. The reverse repo rate was accordingly adjusted from 7.25% to 7.50% and the marginal standing facility rate from 9.25% to 9.50%. The cash reserve ratio was unchanged at 6.0%. In the mid-quarter review statement released on December 16, 2011, the Reserve Bank of India kept policy rates unchanged with the repo rate at 8.50% and cash reserve ratio at 6.0%.

Other regulatory measures announced between October 2011 to December 2011 include:

•	Interest rate on savings account deposits was deregulated;

•	Banks were allowed to open branches in Tier 2 centers without prior permission of the Reserve Bank of India;

•	New category of non-banking finance company - microfinance institutions was introduced;

•
Interest rates on non-resident (external) Rupee deposits and ordinary non-resident accounts were deregulated allowing banks to determine the interest rate on savings and term deposits of maturity one year and above;

•
The all-in-cost ceiling on external commercial borrowings of three years to five years maturity was raised from 300 basis points to 350 basis points. The all-in-cost ceiling for five years and above maturity was kept unchanged at 500 basis points;

•	Microfinance institutions were allowed to raise external commercial borrowings up to USD 10 million during a year;

•
Limits on banks’ investments in non-financial services companies were announced as per which equity investments by a bank in non-financial companies was capped at 10% of the investee company’s paid-up share capital and overall group exposure limited to 20%;

•
Guidelines on setting up infrastructure debt funds were announced by the Reserve Bank of India allowing banks to act as sponsors to these funds which will be either in the form of mutual funds or non-banking finance companies;

•	Non-resident investors were permitted to invest in bonds issued by infrastructure debt funds subject to a lock-in period of three years;

•	Draft guidelines for implementing the Basel III framework is likely to be released by end-March 2012;

•	A discussion paper on countercyclical provisioning approach is expected to be released by end-March 2012;

•
Insurance Regulatory Development Authority announced draft guidelines on bancassurance wherein banks cannot tie up with more than one life, one non-life and one standalone health insurance company in any of the specified zones in the country. Correspondingly, no insurer can tie up with a bancassurance agent in more than a specified number of states.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

4.	State of Employees

At September 30, 2011, the Bank had 59,033 employees including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

4.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

5.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended September 30, 2011.

Our net profit increased by 25.3% from Rs. 22.62 billion in the six months ended September 30, 2010 to Rs. 28.35 billion in the six months ended September 30, 2011.

The increase in net profit was primarily due to increase in net interest income by 17.2%, increase in fee income by 9.2% and decrease in provisions and contingencies (excluding provision for tax) by 46.3%. Net interest income increased by 17.2% from Rs. 41.95 billion in the six months ended September 30, 2010 to Rs. 49.17 billion in the six months ended September 30, 2011 reflecting an increase in net interest margin by 4 basis points to 2.61% and an increase of 15.6% in the average volume of interest-earning assets in the six months ended September 30, 2011.

The non-interest income increased from Rs. 32.58 billion in the six months ended September 30, 2010 to Rs. 33.82 billion in the six months ended September 30, 2011. The increase in non-interest income was primarily due to an increase in fee income by 9.2%

from Rs. 30.03 billion in the six months ended September 30, 2010 to Rs. 32.78 billion in the six months ended September 30, 2011. The loss from treasury-related activities increased from Rs. 0.40 billion in the six months ended September 30, 2010 to Rs. 1.05 billion in the six months ended September 30, 2011. The increase in loss from treasury-related activities in the six months ended September 30, 2011 was primarily due to a loss on equity and mutual fund portfolio resulting from volatile equity markets on account of global developments. Fee income increased by 9.2% primarily due to an increase in fee income from forex and derivative products, third party referral fees and credit cards, offset, in part, by decrease in loan processing fees from corporate clients.

The decrease in provisions and contingencies (excluding provision for tax) from Rs. 14.39 billion in the six months ended September 30, 2010 to Rs. 7.73 billion in the six months ended September 30, 2011 was primarily due to a reduction in provisions for retail non-performing loans on account of sharp reduction in accretion to retail non-performing loans in fiscal 2011, offset, in part, by the impact of increase in provisioning requirement as per the revised guidelines of the Reserve Bank of India.

Total deposits increased by 9.9% from Rs. 2,230.94 billion at September 30, 2010 to Rs. 2,450.92 billion at September 30, 2011. Current and savings account deposits increased by 5.1% from Rs. 981.05 billion at September 30, 2010 to Rs. 1,031.46 billion at September 30, 2011 while term deposits increased by 13.6% from Rs. 1,249.89 billion at September 30, 2010 to Rs. 1,419.46 billion at September 30, 2011. Total advances increased by 20.5% from Rs. 1,942.01 billion at September 30, 2010 to Rs. 2,339.52 billion at September 30, 2011. Net non-performing assets decreased by 29.9% from Rs. 31.92 billion at September 30, 2010 to Rs. 22.36 billion at September 30, 2011 and the net non-performing asset ratio decreased from 1.4% at September 30, 2010 to 0.8% at September 30, 2011.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
	2010	2011	2011	2011/2010 % change
	(in millions, except percentages)
Interest income	Rs. 121,216.4	Rs. 157,761.4	JPY 261,883.9	30.1%
Interest expense	(79,262.1)	(108,587.8)	(180,255.7)	(37.0)
Net interest income	Rs. 41,954.3	Rs. 49,173.6	JPY 81,628.2	17.2%

Net interest income increased by 17.2% from Rs. 41.95 billion in the six months ended September 30, 2010 to Rs. 49.17 billion in the six months ended September 30, 2011 reflecting an increase in net interest margin by 4 basis points to 2.61% in the six months ended September 30, 2011 and an increase of 15.6% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 4 basis points from 2.57% in the six months ended September 30, 2010 to 2.61% in the six months ended September 30, 2011.

The yield on average interest-earning assets increased by 95 basis points from 7.42% in the six months ended September 30, 2010 to 8.37% in the six months ended September 30, 2011 reflecting primarily an increase in yield on average advances and average interest-earning investments. There was an increase in cost of funds by 102 basis points from 5.21% in the six months ended September 30, 2010 to 6.23% in the six months ended September 30, 2011. Further, the average interest-earning assets increased by Rs. 508.04 billion in the six months ended September 30, 2011 compared to September 30, 2010 whereas average interest-bearing liabilities increased by Rs. 450.55 billion in the six months ended September 30, 2011 compared to September 30, 2010. The incremental increase in average interest-earning assets over an increase in average interest-bearing liabilities led to an increase in net interest margin.

The yield on average interest-earning assets increased by 95 basis points from 7.42% in the six months ended September 30, 2010 to 8.37% in the six months ended September 30, 2011 primarily due to the following factors:

•
Interest rates moved up significantly from the second half of fiscal 2011. In view of the tight banking system liquidity and the current monetary policy stance of the Reserve Bank of India, most banks increased their term deposit rates during the six months ended September 30, 2011 by up to 25-150 basis points. Further, in view of the increase in outstanding cost of deposits, banks also increased their benchmark lending rates (base rates) during the six months ended September 30, 2011 by up to 100-175 basis points. We increased our base rate (I-Base), from 8.75% on April 1, 2011 to 9.50% with effect from July 4, 2011 and further to 10.00% with effect from August 13, 2011.

•
Yield on average advances increased from 8.39% in the six months ended September 30, 2010 to 9.30% in the six months ended September 30, 2011 primarily on account of increase in yield on domestic corporate and retail loans as a result of increase in lending rates.

•
Yield on average interest-earning investments increased from 6.06% in the six months ended September 30, 2010 to 7.18% in the six months ended September 30, 2011. The yield on investments in government securities increased from 6.04% in the six months ended September 30, 2010 to 7.14% in the six months ended September 30, 2011 primarily on account of investment in securities at higher yields and reset of interest rates on floating rate bonds at higher levels. The yield on average interest-earning investments other than investments in government securities increased from 6.10% in the six months ended September 30, 2010 to 7.23% in the six months ended September 30, 2011, primarily due to an increase in investment in higher yielding credit substitutes like corporate bonds and debentures, certificate of deposits and commercial paper.

•	Losses on securitized pool of assets (including credit losses on existing pools) of Rs. 1.01 billion in the six months ended September 30, 2011 were lower compared to Rs.

2.21 billion in the six months ended September 30, 2010. Interest income includes interest and amortization of premium on non-trading interest rate swaps and foreign currency swaps of Rs. 5.96 billion in the six months ended September 30, 2011 compared to Rs. 5.50 billion in the six months ended September 30, 2010.

However, the above increase was offset, in part, on account of:

•
Interest on income tax refund of Rs. 0.37 billion in the six months ended September 30, 2011 was lower compared to Rs. 0.84 billion in the six months ended September 30, 2010. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.

The cost of funds increased by 102 basis points from 5.21% in the six months ended September 30, 2010 to 6.23% in the six months ended September 30, 2011 due to the following factors:

•
The cost of average deposits increased by 114 basis points in the six months ended September 30, 2011 as compared to the six months ended September 30, 2010 due to an increase in cost of average term deposits. The cost of average term deposits increased by 169 basis points from 6.24% in the six months ended September 30, 2010 to 7.94% in the six months ended September 30, 2011, reflecting the full impact of increase in deposit rates seen since the second half of fiscal 2011.

•
The Reserve Bank of India increased the rate on savings account deposits by 50 basis points to 4.00% with effect from May 3, 2011 resulting in an increase in cost of average savings account deposits from 3.43% in the six months ended September 30, 2010 to 3.92% in the six months ended September 30, 2011. The proportion of average current and savings accounts deposits to total average deposits increased from 38.3% in the six months ended September 30, 2010 to 39.1% in the six months ended September 30, 2011. The Reserve Bank of India deregulated the savings bank deposit interest rate with effect from October 25, 2011 and banks are free to determine their savings bank deposit interest rate. Any increase by the Bank in the savings account deposit rate will result in an increase in the cost of deposits of the Bank.

•
The cost of borrowings increased by 79 basis points from 5.97% in the six months ended September 30, 2010 to 6.76% in the six months ended September 30, 2011 primarily on account of higher swap cost due to repricing of foreign currency swaps at higher forward premia rates. Further, there was an increase in cost of refinance borrowings and call and term borrowings as a result of higher call and repo rates.

The six month LIBOR, which is generally the benchmark for foreign currency loans and borrowings also increased in the six months ended September 30, 2011 compared to September 30, 2010, which led to an increase in both the yield and cost of funds of the foreign currency portfolio.

Going forward, systemic deposit and borrowing rates would be influenced by monetary policy responses to inflationary trends, deposit growth in the system relative to credit growth and systemic liquidity conditions.

Interest-Earning Assets

The average volume of interest-earning assets increased by 15.6% from Rs. 3,260.07 billion in the six months ended September 30, 2010 to Rs. 3,768.11 billion in the six months ended September 30, 2011. The increase in average interest-earning assets was primarily on account of an increase in average advances by Rs. 380.51 billion and an increase in average interest-earning investments by Rs. 104.06 billion.

Average advances increased by 20.7% from Rs. 1,837.34 billion in the six months ended September 30, 2010 to Rs. 2,217.85 billion in the six months ended September 30, 2011 primarily on account of increase in domestic and overseas corporate loans. In US dollar terms, the net advances of overseas branches increased by 25.9% from US$ 10.8 billion at September 30, 2010 to US$ 13.6 billion at September 30, 2011 on account of higher disbursements. However, in rupee terms, the net advances of overseas branches increased by 37.3% from Rs. 486.66 billion at September 30, 2010 to Rs. 668.07 billion at September 30, 2011 due to rupee depreciation. Retail advances increased by 4.9% from Rs. 780.72 billion at September 30, 2010 to Rs. 818.73 billion at September 30, 2011 (June 30, 2011: Rs. 826.97 billion).

Average interest-earning investments increased by 8.8% from Rs. 1,176.34 billion in the six months ended September 30, 2010 to Rs. 1,280.40 billion in the six months ended September 30, 2011, primarily due to an increase in average interest-earning investments other than government securities by 20.7% from Rs. 407.32 billion in the six months ended September 30, 2010 to Rs. 491.60 billion in the six months ended September 30, 2011. Average investments in government securities increased by 2.6% from Rs. 769.02 billion in the six months ended September 30, 2010 to Rs. 788.80 billion in the six months ended September 30, 2011. Average interest-earning investments other than investments in government securities primarily include investments in corporate bonds and debentures, Rural Infrastructure Development Fund and other related investments, commercial paper, certificate of deposits and investments in liquid mutual funds to deploy excess liquidity.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 14.9% from Rs. 3,033.48 billion in the six months ended September 30, 2010 to Rs. 3,484.03 billion in the six months ended September 30, 2011 on account of an increase of Rs. 281.05 billion in average deposits and an increase of Rs. 169.51 billion in average borrowings. Increase in average deposits was primarily due to an increase in average term deposits by Rs. 155.23 billion in the six months ended September 30, 2011 compared to the six months ended September 30, 2010. Average current and savings deposits ratio increased from 38.3% in the six months ended September 30, 2010 to 39.1% in the six months ended September 30, 2011. Increase in average borrowings was due to an increase in overseas borrowings and capital eligible borrowings, in the nature of subordinated debt. The average overseas borrowings increased on account of bond borrowings and call and short-term borrowings.

Non-Interest Income

The following table sets forth the principal components of non-interest income for the periods presented.

	Six months ended September 30,
	2010	2011	2011	2011/2010 % change
	(in millions, except percentages)
Fee income (1)	Rs. 30,031.5	Rs. 32,783.6	JPY 54,420.8	9.2%
Income from treasury-related activities (2)	(402.0)	(1,055.5)	(1,752.1)	(162.6)
Lease income	621.9	281.2	466.8	(54.8)
Other income	2,333.1	1,815.0	3,012.9	(22.2)
Total non-interest income	Rs. 32,584.5	Rs. 33,824.3	JPY 56,148.3	3.8%

(1)	Includes merchant forex income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities and other miscellaneous income. The increase in non-interest income by 3.8% from Rs. 32.58 billion in the six months ended September 30, 2010 to Rs. 33.83 billion in the six months ended September 30, 2011 was primarily on account of an increase in fee income, offset, in part, by an increase in loss from treasury-related activities.

Fee Income

Fee income primarily includes fees from the corporate sector such as loan processing fees and transaction banking fees and fees from the retail sector such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 9.2% from Rs. 30.03 billion in the six months ended September 30, 2010 to Rs. 32.78 billion in the six months ended September 30, 2011 primarily due to an increase in fee income from forex and derivative products, third party referral fees and income from credit card business. Income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 3.43 billion in the six months ended September 30, 2010 to Rs. 5.21 billion in the six months ended September 30, 2011.

Profit/(loss) on Treasury-Related Activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference portfolio and units of venture funds and security receipts. Further, it includes income from foreign exchange transactions comprising various foreign exchange and derivative products, including options and swaps and on credit derivative instruments including credit default swaps, credit linked notes and collateralised debt obligations.

Loss on treasury-related activities increased from Rs. 0.40 billion in the six months ended September 30, 2010 to Rs. 1.05 billion in the six months ended September 30, 2011. The loss from treasury-related activities of Rs. 1.05 billion in the six months ended September 30, 2011 was primarily due to a loss on our equity portfolio, mark-to-market provision on security receipts, provision against receivable related to derivatives, offset, in part, by mark-to-market/realised gain on government securities and other fixed income positions and mark-to-market/realised gain on reversal of mark-to-market losses on credit derivatives.

The equity markets continued to remain volatile due to global developments including the sovereign debt crisis in Greece and financial concern in Europe, concerns on global recovery due to possible impact on crude oil prices, continued high levels of inflation in India and resultant monetary tightening and domestic news flow that impacted market sentiment. This impacted our equity profits and mark-to-market valuations of our listed equity investments. The benchmark equity index, BSE Sensex decreased from the level of 20,069 at September 30, 2010 to 16,453 at September 30, 2011. During the six months ended September 30, 2011, we made a loss of Rs. 0.11 billion from our equity portfolio compared to a gain of Rs. 1.89 billion during the six months ended September 30, 2010.

We deal in credit derivative instruments including credit default swaps, credit linked notes and collateralised debt obligations. The notional principal amount of these credit derivatives outstanding in funded instruments at September 30, 2011 was Rs. 8.56 billion compared to Rs. 12.71 billion at September 30, 2010. Further, outstanding in non-funded instruments at September 30, 2011 was Rs. 11.66 billion as compared to Rs. 32.35 billion at September 30, 2010. During the six months ended September 30, 2011, softening of credit spreads resulted in a reduction in provision held against the credit derivatives portfolio amounting to Rs. 0.30 billion. During the six months ended September 30, 2010, due to widening of credit spreads, there was an increase in provision on credit derivatives portfolio amounting to Rs. 0.06 billion.

We offer various derivatives products, including options and swaps, to our clients for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, overdue amounts owed to us were converted into loans and advances.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivatives contracts receivables in our income statement when they are overdue for 90 days or more. Further, mark-to-market gains on other derivative contracts with same counterparties mentioned above are reversed through our profit and loss account. The Reserve Bank of India has recently issued guidelines to this effect. After reversal, any recovery is accounted for only on actual receipt of payment. During the six months ended September 30, 2011, we reversed an amount equal to Rs. 0.26 billion relating to receivables under derivatives contracts that were overdue for more than 90 days and the related mark-to-market receivables from such counterparties, in accordance with the Reserve Bank of India guidelines compared to Rs. 0.06 billion in the six months ended September 30, 2010.

At September 30, 2011, we had an outstanding net investment of Rs. 26.70 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets. In accordance with Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities. Reserve Bank of India regulations on the valuation and classification of securities apply to these securities receipts as well. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, as prescribed by the Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, we consider the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. During the six months ended September 30, 2011, impact on these security receipts was a loss of Rs. 1.67 billion compared to a loss of Rs. 0.57 billion in the six months ended September 30, 2010.

Other Miscellaneous Income (Including Lease Income)

Other miscellaneous income (including lease income) decreased from Rs. 2.95 billion in the six months ended September 30, 2010 to Rs. 2.10 billion in the six months ended September 30, 2011. Lease income decreased from Rs. 0.62 billion in the six months ended September 30, 2010 to Rs. 0.28 billion in the six months ended September 30, 2011 due to a decrease in leased assets. Other miscellaneous income in the six months ended September 30, 2011 primarily includes dividends from subsidiaries of Rs. 1.20 billion, lease rentals of Rs. 0.28 billion and profit on sale of fixed assets amounting to Rs. 0.21 billion.

Non-Interest Expense

The following table sets forth the principal components of non-interest expense for the periods presented.

	Six months ended September 30,
	2010	2011	2011	2011/2010 % change
	(in millions, except percentages)
Employee expenses	Rs. 11,998.5	Rs. 15,755.5	JPY 26,154.1	31.3%
Depreciation on own property	2,344.4	2,317.8	3,847.5	(1.1)
Auditors’ fees and expenses	11.3	12.6	20.9	11.5
Other administrative expenditure	14,907.5	18,098.8	30,044.0	21.4
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	29,261.7	36,184.7	60,066.6	23.7
Depreciation (including lease equalization) on leased assets	564.0	237.1	393.6	(58.0)
Direct marketing agency expenses	712.9	698.4	1,159.3	(2.0)
Total non-interest expense	Rs. 30,538.6	Rs. 37,120.2	JPY 61,619.5	21.6%

Non-interest expenses primarily include payments to and provision for employees, direct marketing agency expenses and other administrative expenses. Non-interest expenses increased by 21.6% from Rs. 30.54 billion in the six months ended September 30, 2010 to Rs. 37.12 billion in the six months ended September 30, 2011 primarily due to an increase in employee expenses and other administrative expenses, offset, in part, by a decrease in depreciation on leased assets.

Payments to and Provisions for Employees

Employee expenses increased by 31.3% from Rs. 12.00 billion in the six months ended September 30, 2010 to Rs. 15.76 billion in the six months ended September 30, 2011. Employee expenses increased primarily due to an annual increase in salaries and an increase in the employee base from 53,697 employees at September 30, 2010 to 59,033 employees at September 30, 2011. The employee base includes sales executives, employees on fixed term contracts and interns. Further, the employee expenses have increased on account of increase in provision for retirement benefit obligations due to an increase in eligible employees on amalgamation of erstwhile Bank of Rajasthan and half yearly revision of allowances.

Depreciation

Depreciation on owned property decreased by 1.1% from Rs. 2.35 billion in the six months ended September 30, 2010 to Rs. 2.32 billion in the six months ended September 30, 2011. Depreciation on leased assets decreased from Rs. 0.56 billion in the six months ended September 30, 2010 to Rs. 0.24 billion in the six months ended September 30, 2011 due to a reduction in leased assets.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, ATM management services and other expenditure. Other operating expenses increased by 21.4% from Rs. 14.91 billion in the six months ended September 30, 2010 to Rs. 18.10 billion in the six months ended September 30, 2011. There was an increase in rent, taxes and lighting, postage and communication expenses and repairs and maintenance expenses due to an increase in our branch and ATM network and an increase in our customer base.

Direct Marketing Agency Expenses

We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed up front and are not amortized over the life of the loan. Direct marketing agency expenses decreased marginally by 2.0% from Rs. 0.71 billion in the six months ended September 30, 2010 to Rs. 0.70 billion in the six months ended September 30, 2011.

Provisions and Contingencies (Excluding Provisions for Tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

	Six months ended September 30,
	2010	2011	2011	2011/2010 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. 359.7	Rs. 879.0	JPY 1,459.1	144.4%
Provision for non-performing assets and other assets	13,605.9	5,559.9	9,229.4	(59.1)
Provision for standard assets	-	-	-	-
Others	424.0	1,287.6	2,137.4	203.7
Total provisions and contingencies (excluding provision for tax)	Rs.14,389.6	Rs. 7,726.5	JPY12,826.0	(46.3)%

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant Reserve Bank of India guidelines. Provisions on retail non-performing loans were made at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans held by us were higher than the minimum regulatory requirement.

During the first half of fiscal 2012, the Reserve Bank of India revised rates of provisioning for non-performing assets and restructured advances. Accordingly, we made additional provision on our non-performing advances.

During the six months ended September 30, 2011, no additional general provision was made on standard assets by us. The Reserve Bank of India guidelines do not permit write-back of excess provisions already made and we, therefore, held a cumulative general provision of Rs. 14.80 billion at September 30, 2011 compared to the general provision requirement as per the Reserve Bank of India guidelines of about Rs. 12.80 billion. During the six months ended September 30, 2011, the Reserve Bank of India revised rates of provisioning for standard restructured advances from 0.25%-1% (depending upon the category of advance) to 2%.

During the six months ended September 30, 2011, provision for investments was Rs. 0.88 billion compared to Rs. 0.36 billion in the six months ended September 30, 2010 primarily due to the provision of Rs. 0.68 billion made on account of permanent diminution in the value of investments in units of our investment funds.

Provisions for non-performing assets and other assets decreased by 59.1% from Rs. 13.61 billion in the six months ended September 30, 2010 to Rs. 5.56 billion in the six months ended September 30, 2011 primarily due to a reduction in provisions for retail non-performing loans. Reduction in provision against retail non-performing loans was primarily due to a sharp reduction in accretion to retail non-performing loans in fiscal 2011, offset, in part, by the impact of increase in provisioning requirement by the Reserve Bank of India.

Our provision coverage ratio at September 30, 2011 computed as per the Reserve Bank of India guidelines was 78.2%.

Provisions for Restructured Loans and Non-Performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India.

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At
	September 30, 2010	March 31, 2011	September 30, 2011	September 30, 2011	2011/2010 % change
	(in millions, except percentages)
Gross restructured loans	Rs. 27,208.7	Rs. 20,635.3	Rs. 26,293.7	JPY 43,647.5	(3.36)%
Provisions for restructured loans	(1,433.1)	(940.5)	(1,286.4)	(2,135.4)	10.24
Net restructured loans	Rs. 25,775.6	Rs. 19,694.8	Rs. 25,007.3	JPY 41,512.1	(2.98)%
Average balance of net restructured loans (1)	38,758.3	32,317.5	21,452.8	35,611.6	(44.65)
Gross customer assets	Rs. 2,411,303.3	Rs.2,709,435.4	Rs. 2,867,672.2	JPY4,760,335.9	18.93%
Net customer assets	Rs. 2,335,046.5	Rs.2,628,159.2	Rs. 2,784,278.3	JPY4,621,902.0	19.24%
Gross restructured loans as a percentage of gross customer assets	1.1%	0.8%	0.9%	-	-
Net restructured loans as a percentage of net customer assets	1.1%	0.8%	0.9%	-	-

(1)
The average balances are the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year ended on March 31, 2011 and the average balance are the average of the quarterly balance outstanding at the end of March of the previous year and June and September for the six months ended on September 30, 2010 and March 31, 2011.

Gross restructured loans decreased by 3.4% from Rs. 27.21 billion at September 30, 2010 to Rs. 26.29 billion at September 30, 2011. After restructuring, based on the satisfactory performance of the borrower over a specified period of time, the restructured account is upgraded to the standard portfolio. During the six months ended September 30, 2011, we upgraded certain borrower accounts amounting to Rs. 1.24 billion. As a percentage of net customer assets, net restructured loans were 0.9% at September 30, 2011 compared to 1.1% at September 30, 2010.

During the six months ended September 30, 2011, we restructured loans aggregating to Rs. 8.90 billion comprising mainly the restructuring of micro-finance institutions.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2010	March 31, 2011	September 30, 2011	September 30, 2011	2011/2010 % change
	(in millions, except percentages)
Gross non-performing assets	Rs. 102,329.6	Rs. 101,137.6	Rs. 101,070.4	JPY 167,776.9	(1.2)%
(Less): Provisions for non-performing assets	(70,412.8)	(76,552.6)	(78,706.2)	(130,652.3)	(11.8)
Net non-performing assets	31,916.8	24,585.0	22,364.2	37,124.6	(29.9)
Gross customer assets	2,411,303.3	2,709,435.4	2,867,672.2	4,760,335.9	18.9
Net customer assets	2,335,046.5	2,628,159.2	2,784,278.3	4,621,902.0	19.2
Gross non-performing assets as a percentage of gross customer assets	4.2%	3.7%	3.5%	-	-
Net non-performing assets as a percentage of net customer assets	1.4%	0.9%	0.8%	-	-

Gross non-performing assets decreased by 1.2% from Rs. 102.33 billion at September 30, 2010 to Rs. 101.07 billion at September 30, 2011. Our net non-performing assets declined from Rs. 31.92 billion at September 30, 2010 to Rs. 22.36 billion at

September 30, 2011. The net non-performing assets ratio declined from 1.4% at September 30, 2010 to 0.8% at September 30, 2011.

The net non-performing loans in the retail portfolio declined from 2.1% of net retail loans at September 30, 2010 to 1.1% of net retail loans at September 30, 2011.

During the six months ended September 30, 2011, we sold one non-performing asset (other than fully written off cases) to asset reconstruction company, leading to an aggregate gain of Rs. 40.1 million over net book value.

Tax Expense

The income tax expense (including wealth tax) increased by 40.2% from Rs. 6.99 billion in the six months ended September 30, 2010 to Rs. 9.80 billion in the six months ended September 30, 2011. The effective tax rate of 25.69% in the six months ended September 30, 2011 was higher compared to the effective tax rate of 23.61% in the six months ended September 30, 2010 due to the tax benefits from the amalgamation of erstwhile Bank of Rajasthan in the six months ended September 30, 2010, offset, in part, by reduction in surcharge from 7.5% to 5.0% through Finance Act, 2011.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2010	March 31, 2011	September 30, 2011	September 30, 2011	2011/2010%change
	(in millions, except percentages)
Cash and bank balances	Rs. 348,478.1	Rs. 340,900.8	Rs. 361,789.9	JPY 600,571.2	3.8%
Investments	1,362,755.1	1,346,859.6	1,476,848.8	2,451,569.0	8.4
Advances	1,942,007.2	2,163,659.0	2,339,522.2	3,883,606.9	20.5
Fixed assets (including leased assets)	47,808.3	47,442.6	46,965.2	77,962.2	(1.8)
Other assets	198,931.3	163,474.7	182,126.0	302,329.2	(8.4)
Total assets	Rs. 3,899,980.0	Rs. 4,062,336.7	Rs. 4,407,252.1	JPY 7,316,038.5	13.0%

(1)
Government and other approved securities qualifying for SLR. Banks in India are required to maintain a specified percentage, currently 24.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)
Investments made in Rural Infrastructure Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.

The total assets increased by 13.0% from Rs. 3,899.98 billion at September 30, 2010 to Rs. 4,407.25 billion at September 30, 2011, primarily due to an increase in advances and investments. The net advances increased by 20.5% from Rs. 1,942.01 billion at September 30, 2010 to Rs. 2,339.52 billion at September 30, 2011. Investments increased by 8.4% from Rs. 1,362.76 billion at September 30, 2010 to Rs. 1,476.85 billion at September 30, 2011.

Cash and Bank Balances

Cash and bank balances include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and bank balances increased from Rs. 348.48 billion at September 30, 2010 to Rs. 361.79 billion at September 30, 2011. The increase was primarily due to an increase in term money lent by overseas operations.

Investments

Total investments increased by 8.4% from Rs. 1,362.76 billion at September 30, 2010 to Rs. 1,476.85 billion at September 30, 2011, primarily due to an increase in investment in corporate bonds and debentures by Rs. 85.74 billion, government securities by Rs. 63.89 billion and Rural Infrastructure Development Fund and other related investments in lieu of shortfall in directed lending requirements by Rs. 28.19 billion at September 30, 2011 as compared to September 30, 2010. The investment in commercial paper and certificates of deposit decreased by Rs. 35.87 billion and pass-through-certificates decreased by Rs. 16.30 billion at September 30, 2011 compared to September 30, 2010. At September 30, 2011, the Bank had an outstanding net investment of Rs. 26.70 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing assets compared to Rs. 30.95 billion at September 30, 2010.

Advances

Net advances increased by 20.5% from Rs. 1,942.01 billion at September 30, 2010 to Rs. 2,339.52 billion at September 30, 2011 primarily due to an increase in domestic and overseas corporate loans. Net retail advances increased by 4.9% from Rs. 780.72 billion at September 30, 2010 to Rs. 818.73 billion at September 30, 2011. Net advances of overseas branches (including offshore banking unit) increased in US dollar terms by 25.9% from US$ 10.8 billion at September 30, 2010 to US$ 13.6 billion at September 30, 2011. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 37.3% from Rs. 486.66 billion at September 30, 2010 to Rs. 668.07 billion at September 30, 2011 primarily due to high disbursements and rupee depreciation from Rs. 44.94 per US$ 1 at September 30, 2010 to Rs. 48.98 per US$ 1 at September 30, 2011.

Fixed and Other Assets

Fixed assets (net block) decreased by 1.8% from Rs. 47.80 billion at September 30, 2010 to Rs. 46.96 billion at September 30, 2011 primarily due to a decrease in assets given on lease. Other assets decreased by 8.4% from Rs. 198.93 billion at September 30, 2010 to Rs. 182.13 billion at September 30, 2011 primarily due to a decrease in the amount receivable against sale/redemption of investments, offset, in part, by mark-to-market gains and receivables on forex and derivative transactions.

Liabilities and Networth

The following table sets forth, at the dates indicated, the principal components of liabilities and networth.

	At
Liabilities	September 30, 2010	March 31, 2011	September 30, 2011	September 30, 2011	2011/2010 % change
	(in millions, except percentages)
Deposits	Rs. 2,230,941.2	Rs. 2,256,021.1	Rs. 2,450,917.2	JPY 4,068,522.6	9.9%
Borrowings (1)	970,097.5	1,095,542.8	1,213,236.6	2,013,972.8	25.1
Other liabilities	159,192.8	159,863.4	157,075.9	260,746.0	(1.3)
Total liabilities	3,360,231.5	3,511,427.3	3,821,229.7	6,343,241.3	13.7
Equity share capital	11,508.3	11,518.2	11,524.7	19,131.0	0.1
Reserves and surplus	528,240.2	539,391.2	574,497.7	953,666.2	8.8
Total liabilities (including capital and reserves)	Rs. 3,899,980.0	Rs. 4,062,336.7	Rs. 4,407,252.1	JPY 7,316,038.5	13.0%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 13.0% from Rs. 3,899.98 billion at September 30, 2010 to Rs. 4,407.25 billion at September 30, 2011, primarily due to an increase in borrowings and deposits. Borrowings increased from Rs. 970.10 billion at September 30, 2010 to Rs. 1,213.24 billion at September 30, 2011.

Deposits

Deposits increased from Rs. 2,230.94 billion at September 30, 2010 to Rs. 2,450.92 billion at September 30, 2011. Term deposits increased from Rs. 1,249.89 billion at September 30, 2010 to Rs. 1,419.46 billion at September 30, 2011, while savings deposits increased from Rs. 632.48 billion at September 30, 2010 to Rs. 701.49 billion at September 30, 2011 and current deposits decreased from Rs. 348.57 billion at September 30, 2010 to Rs. 329.97 billion at September 30, 2011. Total deposits at September 30, 2011 formed 66.9% of the funding (i.e. deposits and borrowings, other than preference share capital). The current and savings account deposits increased from Rs. 981.05 billion at September 30, 2010 to Rs. 1,031.46 billion at September 30, 2011.

Borrowings

Borrowings increased from Rs. 970.10 billion at September 30, 2010 to Rs. 1,213.24 billion at September 30, 2011 primarily due to an increase in overseas borrowings and an increase in capital-eligible borrowings in the nature of sub-ordinated debt. The increase in overseas borrowings was on account of bond borrowings, call and short-term borrowings and rupee depreciation. The capital-eligible borrowings in the nature of sub-ordinated debt increased from Rs. 345.32 billion at September 30, 2010 to Rs. 362.39 billion at September 30, 2011.

Equity Share Capital and Reserves

Equity share capital and reserves increased from Rs. 539.75 billion at September 30, 2010 to Rs. 586.01 billion at September 30, 2011 primarily due to an accretion to reserves out of profit.

Statement of Cash Flow

Cash and cash equivalents increased by 3.8% from Rs. 348.48 billion at September 30, 2010 to Rs. 361.79 billion at September 30, 2011. This increase was primarily due to net cash inflow from financing and operating activities during the six months ended September 30, 2011 compared to net cash outflow during six months ended September 30, 2010, offset, in part by increase in net cash outflow from investment activities.

During the six months ended September 30, 2011, the net cash inflow from operating activities of Rs. 41.98 billion was primarily due to a higher increase in deposits and lower increase in investments, offset, in part, by a higher increase in advances and payment of advance tax.

During the six months ended September 30, 2011, there was an increase in our wholesale term deposits and savings account deposits. The Bank invested in commercial paper and certificates of deposit, corporate bonds and debentures and Rural Infrastructure Development Fund and other related investments to compensate for directed lending requirements. During the six months ended September 30, 2011, the advances increased due to an increase in disbursements in corporate loans.

During the six months ended September 30, 2010, the net cash outflow from operating activities was Rs. 20.40 billion primarily due to an increase in investments, increase in advances and payment of advance tax offset, in part, by increase in deposits and borrowings.

During the six months ended September 30, 2010, the Bank invested in commercial paper and certificates of deposit, corporate bonds and debentures and Rural Infrastructure Development Fund and other related investments to compensate for directed lending requirements. Credit demand from the corporate sector increased due to economic recovery resulting in increased disbursements primarily to domestic corporate customers. During the six months ended September 30, 2010, the Bank continued to focus on its strategy of raising low-cost current and savings deposits.

During the six months ended September 30, 2011, the net cash outflow from investing activities was Rs. 80.52 billion primarily due to net cash outflow from purchase of held to maturity securities.

During the six months ended September 30, 2010, the net cash outflow from investing activities was Rs. 18.88 billion primarily due to purchase of held-to-maturity securities and purchase of fixed assets. The outflow was partly offset by income received from investments in subsidiaries and joint ventures.

During the six months ended September 30, 2011, the net cash inflow from financing activities was Rs. 53.14 billion primarily due to an increase in borrowings in the form of bond borrowings, offset, in part, by dividend payment.

During the six months ended September 30, 2010, the net cash outflow from financing activities was Rs. 12.68 billion primarily due to dividend payment, offset by proceeds from issue of share capital (including employee stock options) and increase in capital eligible borrowings in the nature of subordinated debt.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2011)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,152,412,079 (1) shares	122,476,118 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 111,603 shares forfeited and 200 shares earlier held by the erstwhile Bank of Rajasthan Limited, extinguished on amalgamation.

(2)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions.

(ii)	Issued Shares

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each	Ordinary shares	1,152,412,079 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable.	Preference shares of face value of Rs. 10,000,000 each
Total	-	1,152,412,429 (1) shares	-	-

(1)	Excludes 111,603 shares forfeited and 200 shares earlier held by the erstwhile Bank of Rajasthan Limited, extinguished on amalgamation.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2011		1,151,825,912		11,518,259,115(1) (JPY 19,120,310,131)	-
During fiscal year 2012 (Up to September 30, 2011)	639,707	1,152,465,619	6,397,070 (JPY 10,619,136)	11,524,656,185(1) (JPY 19,130,929,267)
1) Allotment of 518,672 shares issued on exercise of options, under the Employee Stock Option Scheme 2000.
2) Allotment of 121,035 shares issued on exercise of options, under the Employee Stock Option Scheme 2000.

(1)	Includes forfeited shares amounting to Rs. 770,683 and excludes calls unpaid of Rs. 235,288.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares
(At September 30, 2011)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	Deutsche Bank Trust Co Americas 60 Wall Street-27Th Floor New York, NY 10005, USA	302.49	26.25%

Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	108.26	9.39%
Allamanda Investments Pvt. Limited	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No.60, BKC, Bandra (East), Mumbai - 400051	39.83	3.46%
Government of Singapore	C/O Deutsche Bank AG Securities And Custody Services, DB House, Hazarimal Somani Marg, PO Box No.1142, Fort, Mumbai - 400001	21.04	1.83%
Europacific Growth Fund	American Funds Service Company P.O. Box 6007 Indianapolis, IN 46206 - 6007, USA	26.71	2.32%
Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	16.70	1.45%
New Perspective Fund Inc.	JP Morgan Chase Bank N.A., India Sub custody, 6th floor, Paradigm B, Mindspace, Malad (West), Mumbai - 400064	17.44	1.51%
Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 2nd Floor, Shiv, Plot No. 139-140 B, Western Express Highway, Sahar Road Junction, Vile Parle (East), Mumbai - 400057	16.06	1.39%
Bajaj Holdings and Investments Limited	Bajaj Auto Ltd Complex, Mumbai-Pune Road, Akurdi, Pune 411035	12.18	1.06%
Bajaj Allianz Life Insurance Company Ltd	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Fort, Post Box - 1142, Mumbai - 400001	14.21	1.23%

SBI Life Insurance Co. Ltd.	SBI Life Insurance Co. Ltd, "Natraj", M.V. Road & Western Express Highway Junction, Andheri (East), Mumbai - 400 069	12.29	1.07%
Vanguard Index Funds	P.O. Box 2600, Valley Forge, PA 19482, USA	11.75	1.02%
Total	-	598.96	51.98%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2011

National Stock Exchange of India Limited (NSE)
(in Rs.)
Month	April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
High (yen)	1,126.85 (1,870.57)	1,098.30 (1,823.18)	1,094.65 (1,817.12)	1,099.10 (1,824.51)	1,045.35 (1,735.28)	918.95 (1,525.46)
Low (yen)	1,084.10 (1,799.61)	1,006.90 (1,671.45)	1,014.00 (1,683.24)	1,017.55 (1,689.13)	820.25 (1,361.62)	843.75 (1,400.63)

Bombay Stock Exchange Limited (BSE)

(in Rs.)
Month	April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
High (yen)	1,128.05 (1,872.56)	1,098.20 (1,823.01)	1,093.10 (1,814.55)	1,099.10 (1,824.51)	1,043.65 (1,732.46)	919.30 (1,526.04)
Low (yen)	1,082.20 (1,796.45)	1,006.55 (1,670.87)	1,014.35 (1,683.82)	1,017.55 (1,689.13)	820.15 (1,361.45)	844.65 (1,402.12)

New York Stock Exchange (NYSE)
(ADS)

(in US$)
Month	April 2011	May 2011	June 2011	July 2011	August 2011	September 2011
High (yen)	50.67 (3,934.02)	49.30 (3,827.65)	49.30 (3,827.65)	50.00 (3,882.00)	47.28 (3,670.82)	39.51 (3,067.56)
Low (yen)	48.50 (3,765.54)	44.83 (3,480.60)	45.32 (3,518.64)	45.63 (3,542.71)	35.92 (2,788.83)	34.00 (2,639.76)

3.          Statement of Directors and Officers

There has been no material change since the last ASR filed on September 30, 2011 for fiscal 2011.

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the "Bank") for the six-month period ended September 30, 2011 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on November 1, 2011 (which was amended in a Form 6-K/A filed with the Securities and Exchange Commission on December 5, 2011, to correct typographical errors by a third-party agent of the Bank when formatting the original Form 6-K), and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six-month period ended September 30, 2011 and September 30, 2010 were audited by S.R. Batliboi & Co., Chartered Accountants. Since the complete set of the audited financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1= ¥1.66 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 1, 2011.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.          Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2010		Six months ended September 30, 2011
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	4,195	69,637	4,917	81,622
Non-interest income	3,258	54,083	3,383	56,158
-Fee income	3,003	49,850	3,278	54,415
-Lease and other income	295	4,897	210	3,486
-Treasury income	(40)	(664)	(105)	(1,743)
Less:
Operating expense	2,925	48,555	3,618	60,059
Expense on direct market agent (DMA)1	71	1,178	70	1,162

	Six months ended September 30, 2010		Six months ended September 30, 2011
	Rs. crore	JPY mm	Rs. crore	JPY mm
Lease depreciation	57	946	24	398
Operating profit	4,400	73,040	4,588	76,161
Less: Provisions	1,439	23,887	773	12,832
Profit before tax	2,961	49,153	3,815	63,329
Less: Tax	699	11,603	980	16,268
Profit after tax	2,262	37,549	2,835	47,061

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Results for FY2011 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.
3.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet
	September 30, 2011		March 31, 2011
	Rs. crore	JPY mm	Rs. crore	JPY mm
Assets
Cash & bank balances	36,179	600,571	34,090	565,894
Advances	233,952	3,883,603	216,366	3,591,676
Investments	147,685	2,451,571	134,686	2,235,788
Fixed & other assets	22,909	380,289	21,092	350,126
Total	440,725	7,316,034	406,234	6,743,484

Liabilities
Net worth	58,602	972,793	55,091	914,511
-Equity capital	1,152	19,123	1,152	19,123
-Reserves	57,450	953,670	53,939	895,387
Deposits	245,092	4,068,527	225,602	3,744,993
CASA ratio	42.1%	42.1%	45.1%	45.1%
Borrowings 1	121,324	2,013,978	109,554	1,818,596
Other liabilities	15,707	260,736	15,987	265,384
Total	440,725	7,316,034	406,234	6,743,484

1.	Borrowings include preference shares amounting to Rs. 350 crore.
2.	Figures for March 31, 2011 and September 30, 2010 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.

2.	Other Information

(1)            Legal and Regulatory Proceedings

Legal matters:

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business. However, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

The following penalties were imposed and paid by us in the past:

•
In fiscal 2012, the Reserve Bank of India imposed a penalty of Rs 1.5 million in connection with non-compliance of certain instructions issued by the Reserve Bank of India with respect to our derivative business.

ICICI Bank held a total provision of Rs. 340.3 million at half year ended September 30, 2011 for 504 cases with claims totalling approximately Rs. 1,005.3 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 317.0 million is provided for 500 cases with claims of Rs. 924.3 million and Rs. 23.3 million is provided for four cases with amount of Rs. 81.0 million which are the claims for sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims against ICICI Bank was included in contingent liabilities. At half year ended September 30, 2011, such claims amounted to a total of Rs. 259.7 million in connection with 69 cases. It is not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where the possibility of an unfavorable outcome is deemed remote, ICICI Bank did not make a provision, nor had included the amount of the claims in these cases in its contingent liabilities.

In some instances, civil litigants name our directors as co-defendants in lawsuits against ICICI Bank. There were 181 such cases at half year ended September 30, 2011.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or our liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At half year ended September 30, 2011, there were 45 litigations which included those assessed as ‘Probable’, ‘Possible’ and ‘Remote’ liability on the Bank, each involving a claim of Rs. 10.0 million and more against ICICI Bank, in the aggregate amount of approximately Rs. 6.20 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are the litigations where amounts claimed from ICICI Bank are Rs. 1.00 billion or higher:

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totalling Rs. 169.0 million due from Esslon Synthetics Ltd. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. The Debt Recovery Tribunal will next hear the matter on January 3, 2012. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court has sold the assets of Esslon Synthetics for Rs. 61.0 million in November 2002. We have filed the claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12.2 million. We have filed an affidavit before the official liquidator for disbursement of the pari passu amount and the official liquidator has released Rs. 9.1 million to the Bank and the balance of the pari passu amount will be disbursed after finalization of the dues of the workman before the Company Court.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

        Taxation:

At September 30, 2011, our contingent tax liability was assessed at an aggregate of Rs. 21.70 billion, mainly pertaining to income tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed each of these tax demands. The consequence of inquiries initiated by the tax authorities cannot be quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at September 30, 2011. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us. Of the contingent tax liability of Rs. 21.70 billion:

•	Rs. 5.71 billion relates to appeals filed by the tax authorities against decisions in our favor. The matters are currently pending adjudication.

•
Rs. 2.03 billion relates to sales tax/value added tax assessment, where we are relying on a favorable decision in our own/other precedent cases and opinions from counsel. The disputed issues mainly pertain to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, value added tax on the sale of repossessed assets and bullion related matters.

•
Rs. 13.96 billion relates to appeals filed by us in respect of assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The main issues are detailed below:

•
Rs. 3.56 billion relates to the disallowance of depreciation claims on leased assets. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 amounting to Rs. 0.50 billion on two sale and leaseback transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. The appeals filed by the Bank before the High Court have been admitted and are pending disposal. In subsequent judgments in our own case, the Tax Appellate Tribunal and lower appellate authorities have held that other similar lease transactions are genuine and allowed depreciation on finance leases including sale and leaseback transactions.

•
Rs. 3.40 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares.

•	Rs. 1.77 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI had maintained two special reserve accounts, “Special

Reserve created up to Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal made from the “Special Reserve created up to Assessment Year 1997-98” was assessed as taxable by the tax authorities. In a recent judgment in our own case, the Tribunal has granted relief in respect of withdrawal of the special reserve created up to Assessment Year 1997-98.

•
Rs. 1.65 billion relates to taxation of the Emerging Sector Fund. During fiscal 2011, the Deputy Commissioner of Income Tax completed the assessment of the Emerging Sector Fund for fiscal 2008, and raised a demand of Rs. 1.65 billion (inclusive of interest). The Emerging Sector Fund has filed an appeal with Commissioner of Income Tax (Appeals) against the assessment order and the final outcome is awaited.

•
Rs. 1.62 billion relates to TDS demand received under section 201 for erroneous TDS demands on account of technical errors existing in the TDS return filing software of the Income-tax department. Rectifications have been made by the bank and filed with department for which favorable resolution are awaited.

Accordingly, we have not provided for these tax demands but have disclosed them as a contingent liability in the financial statements.

The possibility of disputed additions amounting to Rs. 16.95 billion in respect of bad debts written off and levy of penalty, pending in appeals preferred by us, has been considered remote based on favorable Apex Court decisions in other similar cases as well as favourable decisions in our own case by lower appellate authorities.

(2)	Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2011 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. In the United States of America, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2)

equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity.

Under Japanese accounting principles, a concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share option granted to employee as compensation is measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share option is exercised or expires.

(5)	Loan origination fees

Under US GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

In the United States of America, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to US GAAP for fair value measurement exist.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements.

Under Japanese accounting principles, there is no concept of proportionate consolidation method.

(2)	Stock issue costs

The expenses of the stock issue are charged to the share premium account.
Under Japanese accounting principles, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded net of allowance for credit losses only if the Bank surrenders the rights to benefits specified in the securitized loan contract. Net income arising from sale of loan assets through direct assignment without recourse obligation, is recognized at the time of sale. With effect from February 1, 2006, Bank accounts for any loss arising from securitization immediately and profit/gain arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

Under Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employees compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

In respect of gratuity benefit and other defined benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

Under Japanese accounting principles, defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

Bank carries the held to maturity securities at the acquisition/amortised cost. For available for sale and held for trading securities net unrealized gains on investments by category are ignored and losses are charged to the profit and loss account, except for the Bank’s consolidated venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Any excess provision held for depreciation on available for sale and held for trading securities in excess of required amount is credited to profit and loss account and thereafter transferred to Investment Reserve Account (net of applicable taxes and statutory reserve requirements). Further, the provisions required to be created on account of depreciation in the available for sale and held for trading categories should be debited to the profit and loss account and an equivalent amount (net of tax benefit, if any, and net of consequent reduction in the transfer to Statutory Reserve), may be transferred from the Investment Reserve Account to the profit and loss account.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses to the profit and loss account. Hold to maturity securities are recorded on amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

Under Japanese accounting principles, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)	Provisions for loan losses

In case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by Reserve Bank of India (RBI). Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(10)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(11)	Impairment of fixed assets

Under Indian GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, when there is indication of impairment and the gross amount of undiscounted future cash flows (based on reasonable period within 20 years) is expected to be less than the carrying amount of the asset, the difference between the recoverable amount (the greater of the net selling price – fair value less cost to sell or the value in use – continuing use of the asset and present value of the expected future cash flow derived from disposal of asset) is recorded as impairment.

(12)	Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(13)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

Under Japanese accounting principles, dividends are recognized upon approval in the annual general meeting.

(14)	Business Combination

Under Indian GAAP, for the acquisition approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was adjusted from reserves in accordance with Indian GAAP.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as identifiable assets. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities, is accounted for as goodwill.

(15)	Valuation and Recognition of debt and equity securities

The Bank follows trade date method of accounting for purchase and sale of investments, except government securities where settlement date method of accounting is followed from January 1, 2011 in accordance with RBI guidelines.

Under Japanese accounting principles, securities are initially recognised on the trade date basis or adjusted settlement date basis, depending on the holding purpose category. Under the adjusted transferred date basis, the change in fair value of the securities between trade date and settlement date are recognised in case for purchased securities while such changes are ignored in case of securities sold, as the extinguishment of the securities are recorded at the contracted price.

VII.         TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2011	filed on September 30, 2011

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.